Exhibit 99.1

FERRARI RENEWS ITS PARTNERSHIP WITH PHILIP MORRIS INTERNATIONAL

Maranello (Italy), December 3, 2025 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or “the Company”) announced today that Ferrari S.p.A., its wholly-owned Italian subsidiary, has renewed and strengthened its multi-year partnership with Philip Morris International (NYSE: PM).

Under the agreement – signed today and taking effect on January 1, 2026 – Philip Morris International becomes a Premium Partner of Scuderia Ferrari HP and a Series Partner of the Ferrari Challenge Trofeo Pirelli, continuing a collaboration that has spanned more than 50 years.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977